Exhibit 99.1

Nevada Geothermal Power

Completes US$180 Million Project Financing for Blue
Mountain Geothermal Power Plant

VANCOUVER, B.C. (September 4, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today the close of US$180 million loan facility on for the construction of the Blue Mountain Phase 1 geothermal power plant with funds and accounts managed by TCW Asset Management Company (TCW).  The “Faulkner 1” geothermal plant will have a capacity of 49.5 MW (gross) and electricity generated will be sold to Nevada Power Company under a 20-year Power Purchase Agreement (PPA).

TCW funds will be drawn monthly by NGP Blue Mountain Holdco LLC (‘NGP Holdco’), a wholly owned subsidiary of NGP, and contributed to NGP Blue Mountain I LLC (‘NGP I’), a special purpose company holding the Phase 1 assets, as equity/intercompany loans. Future senior debt or equity can be used to optimize the financing package and reduce the TCW funding amount to a minimum of US$70 million. TCW will receive a 2% upfront fee, 14% interest only on funds drawn and a 7.5% residual value in the form of cash settled options in ‘NGP Blue Holdco’ at the end of the 15-year loan term. A fee of 0.5% will be paid to a director of NGP, acting as advisor.  Morgan Stanley & Company Inc. and Glitnir Banki HF acted as lead co-arrangers in connection with the loan facility and will receive fees for such services.

The TCW loan facility is sufficient to fully fund Phase 1 plant construction, remaining well field development, transmission line construction and all other remaining development costs including insurance, financing costs, repayment of the Glitnir bridge loan and approximately US$15 million in additional contingency for the power plant and well field. This facility has enabled NGP to give a Full Notice to Proceed to Ormat for the construction of the plant which is scheduled to start immediately. The TCW loan facility allows the sourcing of senior construction debt at anytime during the construction period, however the TCW investment has to remain at no less than $70MM at the start of the operating period of Faulkner 1.

“TCW is delighted to be the financial partner of NGP in the Blue Mountain Phase 1 project. This investment fits perfectly with the focus and expertise of TCW’s Energy and Infrastructure Group. We are looking forward to a long term and mutually beneficial relationship with NGP and to successfully developing this important resource.” said Brian O’Connor, Senior Vice President of TCW.

Brian Fairbank, President and CEO of Nevada Geothermal Power Inc., stated “NGP is pleased to have completed this important financing with TCW in today’s very difficult credit environment.   We are excited to start the construction of the Faulkner 1 Geothermal Power Plant in September moving the Company towards revenue at the end of 2009.”

About TCW Energy and Infrastructure Group:

The TCW Energy & Infrastructure Group is among the leading providers of institutional capital to the energy sector globally and, at 26 years has one of the longest continuous track records of any institutional manager in the energy sector.  The Group has US$7 billion currently under management supporting leading energy and energy-related infrastructure companies and projects in 26 countries.

About Nevada Geothermal Power Inc.:  Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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